SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS		——————
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
SHU DU *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *	____________	HOUSTON
CHI T. STEVE KWOK *		LOS ANGELES
EDWARD H.P. LAM ♦*	TEL: (852) 3740-4700	NEW YORK
HAIPING LI *	FAX: (852) 3740-4727	PALO ALTO
RORY MCALPINE ♦	www.skadden.com	WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
KAI SUN		——————
PALOMA P. WANG		BEIJING
♦ (ALSO ADMITTED IN ENGLAND &		BRUSSELS
WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MUNICH
PARIS
REGISTERED FOREIGN LAWYER		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
	April 29, 2022	TORONTO

VIA EDGAR

Ms. Jan Woo, Legal Branch Chief

Mr. Austin Pattan, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Responses to the Staff’s Comments on the Amendment No. 5 to

Registration Statement on Form F-3 Filed on November 16, 2021

Dear Ms. Woo and Mr. Pattan:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 12, 2022 on the Company’s amendment no. 5 to registration statement on Form F-3 filed on November 16, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing amendment no. 6 to the Company’s registration statement on Form F-3 (the “Revised Registration Statement”) including certain exhibit thereto via EDGAR with the Commission for review.

Securities and Exchange Commission

April 29, 2022

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Comments in Letter Dated January 12, 2022

Prospectus Summary, page 1

1.

Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 8, 15, 23 and 24 of the Revised Registration Statement.

2.

Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 8, 15, 23 and 24 of the Revised Registration Statement.

3.	Provide cross-references to your detailed discussion of risks facing the company and the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 to 11 of the Revised Registration Statement.

The Company further advises the Staff that the Company is in the process of the restructuring to adjust its local business in China and has terminated the contractual arrangements with the former VIEs and their shareholders. The Company has revised the disclosure to reflect the restructuring throughout the Revised Registration Statement.

*        *         *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,
/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP